Pricing Supplement Dated February 4, 2008 (To Prospectus Supplement and Prospectus Each Dated July 17, 2006)	Rule 424(b)(3) File No. 333-135813 Pricing Supplement No. 2008-1

GENERAL ELECTRIC CAPITAL CORPORATION

Interest Plus Notes - Floating Rate

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Interest Rate:	Under $15,000		$15,000 to $49,999		Over $50,000
	Rate 3.75%	Yield 3.82%	Rate 3.90%	Yield 3.97%	Rate 4.05%	Yield 4.13%

Initial Investment Incentive:

$25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment plan. An additional $25 if automatic deduction from a GE employee payroll or GE pension check is authorized within the first 30 days after an investment account is opened.

Effective Dates:

February 4, 2008 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

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Offered Through GE Capital Markets, Inc.

Additional Information:

THE COMPANY

At September 30, 2007, the Company had outstanding indebtedness totaling $480.041 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2007, excluding subordinated notes payable after one year, was equal to $471.656 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Nine Months ended September 30,
2002 1.43	2003 1.77	2004 1.87	2005 1.70	2006 1.64	2007 1.56

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Agent Bank

The agent bank for GE Interest Plus was Sky Bank, a subsidiary of Huntington Bancshares Inc. (HBI). Effective September 21, 2007, Sky Bank merged with The Huntington National Bank, another wholly owned subsidiary of HBI. As a result, the agent bank for GE Interest Plus is now The Huntington National Bank.